EXHIBIT J-1

                       ANALYSIS OF THE ECONOMIC IMPACT OF
                              A DIVESTITURE OF THE
                    GAS OPERATIONS OF ENERGY EAST CORPORATION





This study was undertaken by the management and staff of Energy East Corporation with the assistance of PHB Hagler Bailly. The objective of the study is to quantify the economic impact on shareholders and customers of divesting Energy
East of its natural gas assets and business in New York, Connecticut, Massachusetts and Maine.


                                December 3, 1999


                                TABLE  OF  CONTENTS

                                                                            PAGE
I.    EXECUTIVE SUMMARY                                                        1
II.   CONCLUSIONS                                                              5
III.  SPIN-OFF ASSUMPTIONS                                                     7
IV.   GENERAL STUDY ASSUMPTIONS                                                9
V.    NEWGASCO ANALYSIS                                                       11
      A.    Specific Assumptions                                              11
      B.    Organization of NewGasCo                                          14
      C.    Annual Cost Increases                                             18
      D.    Capital Cost Increases                                            28
      E.    Transition Cost Increases                                         30
      F.    Additional Lost Economies                                         31
      G.    Total Lost Economies                                              32
VI.   OTHER CUSTOMER IMPACTS                                                  34
VII.  EFFECT ON REMAINING ELECTRIC CUSTOMERS                                  35

I.     EXECUTIVE  SUMMARY

Energy East Corporation ("Energy East"), with the assistance of PHB Hagler Bailly, has conducted this analysis of the economic impact of spinning off Energy East's natural gas assets and operations on the shareholders and its customers of Energy East.

This  study  made  several  key  assumptions:

w This study assumed that Energy East's acquisitions of CTG Resources Inc. ("CTG Resources"), Connecticut Energy Corporation ("Connecticut Energy") and Berkshire Energy Resources ("Berkshire Energy") were completed and that Connecticut Natural Gas Company ("CNGC," a subsidiary of CTG Resources), Southern Connecticut Gas ("Southern Connecticut," a subsidiary of Connecticut Energy) and Berkshire Gas Company ("Berkshire Gas," a subsidiary of Berkshire Energy) became operating subsidiaries of Energy East.
w
w This study assumed that Energy East's natural gas business consists of five operating subsidiaries: the natural gas business associated with NYSEG; CNGC; Southern Connecticut; Berkshire Gas; and CMP Natural Gas, L.L.C. ("CMP Natural Gas"), a limited liability company owned by subsidiaries of Energy East and Central Maine Group, Inc.
w
w This study assumed that, if required, Energy East would spin-off its natural gas business into a stand-alone gas company, independent of Energy East. The new company is referred to as "NewGasCo," and would encompass the natural gas businesses of the relevant segments of NYSEG (currently a combination electric and gas company), CNGC, Southern Connecticut, Berkshire Gas and CMP Natural Gas.
w
w This study assumed that CMP Natural Gas would continue in its start-up state, sharing management and resources from the other NewGasCo segments as appropriate.
w
w This study assumed the current customer levels and business structure of the Energy East operating subsidiaries.
w
This study quantifies the increased costs or "lost economies" associated with divesting the existing Energy East natural gas business from two perspectives:
1) from the position of the shareholder; and 2) from the position of the customer. The effects on shareholders were calculated by assuming that there would be no regulatory relief to compensate for the increased costs resulting from the divestiture of Energy East's natural gas business. The effects on customers were calculated by assuming that the increased costs resulting from divestiture would be recovered through regulator-approved rate increases. In addition to increased rates, customers may also be impacted by other quantifiable and non-quantifiable costs in the event of divestiture.

Quantification of economic losses was performed in detail for the NYSEG segment of Energy East's natural gas business. As this study demonstrates, the economic losses associated with divestiture of the NYSEG segment of Energy East's natural gas business would be significant. The aggregate effect of the divestiture of Energy East's natural gas business into NewGasCo would be $30.5 million.

While there would also be losses in the form of foregone savings through divestiture of Energy East's proposed CNGC, Southern Connecticut and Berkshire Gas segments, a quantification of the economic losses associated with this further divestiture was not performed at this time. It is anticipated that efficiencies and associated savings will be gained as CNGC, Southern Connecticut and Berkshire Gas are integrated into Energy East. These potential cost savings translate into lost economies if the acquisitions of CNGC, Southern Connecticut and Berkshire Gas were not completed. The lost economies associated with the spin-off of these segments from Energy East are economies that will be realized over years following integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East. Experience with various acquisitions and mergers in the electric, gas and telecommunications industries indicates that related savings typically are significant.

At a minimum, savings are likely to be realized in the areas of consolidation of corporate governance functions, shareholder services and other corporate functions, cost of capital, and uncollectibles. Assuming that Energy East would be required to spin-off its CNGC, Southern Connecticut and Berkshire Gas segments subsequent to an approved acquisition, the economic losses associated with that action would be in addition to the approximately $30.5 million resulting from the spin-off of the natural gas portion of Energy East's NYSEG segment.

The projected impacts on the Energy East shareholders of the portion of lost economies associated with the spin-off of Energy East's NYSEG natural gas segment is shown in Table I-1. The impact on shareholders assumed that rate adjustments are not allowed to recover the lost economies and associated income taxes.



TABLE I-1
ANNUAL SHAREHOLDER IMPACT OF LOST ECONOMIES
===================================================
LOST ECONOMIES AS A PERCENT OF:
---------------------------------------------------
Total Gas Operating Revenues                   9.6%
-------------------------------------------  ------
Total Gas Operating Revenues Deductions       10.2%
-------------------------------------------  ------
Gross Gas Income                             147.3%
-------------------------------------------  ------
Net Gas Income                               239.3%
-------------------------------------------  ------

In Table I-1, Total Gas Operating Revenue is the sum of all natural gas revenues for the 12 months ending December 31, 1998 for Energy East's NYSEG natural gas segment. Total Gas Operating Revenue Deductions include all purchased gas, operations and maintenance expenses, administrative and general expenses, depreciation, interest, taxes other than income taxes, and other income deductions. Gross Gas Income is the difference between Total Gas Operating Revenue and Total Gas Operating Revenue Deductions. Net Gas Income is Gross Gas Income minus income taxes.

Alternatively, assuming that NewGasCo is allowed by state regulators to increase its rate revenue to recover the lost economies and associated income taxes through rate increases, the projected impact on customers is shown in Table I-2.


TABLE I-2
ANNUAL GAS CUSTOMER IMPACT OF LOST ECONOMIES
===========================================================
REVENUE
===========================================================
Pre-Spin-off                                  $305,880,754
--------------------------------------------  -------------
Post-Spin-off                                 $336,429,508
--------------------------------------------  -------------
Increase                                      $ 30,548,754
--------------------------------------------  -------------
Percent Increase                                      10.0%
============================================  =============

In addition to the foregoing impacts relating to the natural gas business, divesting the NYSEG natural gas segment from Energy East would result in a rate increase of 0.87 percent on Energy East's remaining electric customers (comprised of NYSEG's current electric business). This impact is primarily due to: 1) the expense associated with additional electric business unit employees being required to support functions that previously were provided by employees jointly for both the electric and gas business units; 2) the expenses associated with certain fixed costs which were previously allocated between the electric and gas business units now being borne entirely by the electric business unit; and 3) the capital cost associated with the transfer of assets, as well as the acquisition of new assets, into the electric rate base. The analysis of the impact on the remaining electric customers assumed that the pass-through of lost economies and associated income taxes was allowed by state regulators. This impact is shown in Table I-3.


TABLE I-3
ANNUAL ELECTRIC CUSTOMER IMPACT OF LOST ECONOMIES
=======================================================================
                                                   REMAINING NYSEG
RATE REVENUE                                       ELECTRIC CUSTOMERS
=======================================================================
Pre-Spin-off                                       $     1,519,207,240
-------------------------------------------------  --------------------
Post-Spin-off                                      $     1,532,385,532
-------------------------------------------------  --------------------
Increase                                           $        13,178,292
-------------------------------------------------  --------------------
Percent Increase                                                  0.87%
=================================================  ====================

Finally, a significant portion of NYSEG's current customers receive both electric and natural gas services and pay a single bill. These customers would incur increased personal costs such as postage on separate envelopes and any costs associated with writing additional checks to remit payment to two utilities rather than one. In addition, a non-quantifiable impact involves the confusion to many customers resulting from doing business with two utilities instead of one. Increased postage expense to customers is shown in Table I-4.



TABLE I-4
OTHER ANNUAL CUSTOMER IMPACTS
=======================================
Postage                        $754,158
=============================  ========

II.     CONCLUSIONS
The spin-off of Energy East's natural gas business into a stand-alone company is estimated to result in a substantial increase in costs. Absent any regulator-approved relief to recoup these decreased earnings through increases in rates charged to customers, the immediate effect on the shareholders of Energy East would be substantial. On the other hand, if the increases in cost are passed through to customers, customers would experience a significant increase in the level of rates, with no attendant increase in the level or quality of service.

The aggregate effect of the divestiture of Energy East's natural gas businesses into NewGasCo would be approximately $30.5 million for the NYSEG segment of Energy East's natural gas business alone, as shown in Table I-2. The rate increase required to provide the level of revenue needed to cover these costs would amount to approximately 10 percent. Such a rate increase would come at a time when NewGasCo would be facing the emergence of retail competition and increased competition in the energy industry. Economic losses would also result in a revenue requirement increase of $13.2 million to Energy East's remaining electric business, which if passed on to customers would amount to an increase of about 0.87%.

In addition to the economic losses associated with the NYSEG segment of Energy East's natural gas business, it is anticipated that additional economic losses would be associated with the divestiture of the Energy East's CNGC, Southern Connecticut and Berkshire Gas segments. Estimates of the economic losses associated with the CNGC, Southern Connecticut and Berkshire Gas segments of Energy East's natural gas business have not been quantified at this time. The lost economies associated with the spin-off of these segments from Energy East are economies that will be realized over several years following the integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East. These potential cost savings translate into lost economies if the acquisition of CNGC, Southern Connecticut and Berkshire Gas were not completed.

Experience with various acquisitions and mergers in the electric, gas and telecommunications industries indicates that related savings typically are significant. Review of aspects of the operations and administration of CNGC, Southern Connecticut and Berkshire Gas indicate that post-acquisition savings (and hence economic losses) are likely to be realized in the areas of consolidation of corporate governance functions, shareholder services and other corporate functions, cost of capital, and uncollectibles.

The quantified effects of divestiture on the combined natural gas and electric businesses for Energy East's NYSEG segment alone exceeds $43 million. The effect of the additional, yet as of the present unquantified, impacts associated with the CNGC, Southern Connecticut and Berkshire Gas segments of Energy East's natural gas business will unquestionably increase the total estimate of economic losses.

Divestiture would not provide any likely benefits to NewGasCo in the form of operational improvements or regulatory efficiencies. From an operations perspective, the segments of Energy East's natural gas business will be managed as independent operating units. Aside from sharing certain common corporate functions, Energy East plans to continue this local approach following the acquisition of CNGC, Southern Connecticut and Berkshire Gas. The Connecticut, Massachusetts and New York Commissions currently regulate these companies and will continue to do so whether the companies are spun-off or remain part of Energy East.

Based on the foregoing analysis, spinning-off Energy East's natural gas businesses would result in significant lost economies, to the detriment of Energy East's shareholders and/or its gas and electric customers.

III.     SPIN-OFF  ASSUMPTIONS
This study has applied several key assumptions in determining the lost economies resulting from Energy East divesting itself of its natural gas business.

A. This study assumed that Energy East's acquisitions of CTG Resources Inc. ("CTG Resources"), Connecticut Energy Corporation ("Connecticut Energy") and Berkshire Energy Resources ("Berkshire Energy") were completed and that Connecticut Natural Gas Company ("CNGC," a subsidiary of CTG Resources), Southern Connecticut Gas ("Southern Connecticut," a subsidiary of Connecticut Energy) and Berkshire Gas Company ("Berkshire Gas," a subsidiary of Berkshire Energy) became operating subsidiaries of Energy East.

B. This study assumed that Energy East's natural gas business consists of five operating subsidiaries: the natural gas business associated with NYSEG; CNGC; Southern Connecticut; Berkshire Gas; and CMP Natural Gas (a joint venture between Energy East and Central Maine Power).

C. This study assumed that, if required, Energy East would spin-off its natural gas business into a stand-alone gas company, independent of Energy East. The new company is referred to as "NewGasCo," which would encompass the natural gas businesses of the relevant segments of NYSEG (a combination electric and gas company), CNGC, Southern Connecticut, Berkshire Gas and CMP Natural Gas.

D. This study assumed the current level of customers and business for Energy East's operating subsidiaries.

1. NYSEG is a combination electric and gas utility, engaged in: 1) the purchase, transmission, distribution and sale of electricity; and 2) the purchase, transmission, distribution, sale and transportation of natural gas. NYSEG's gas business includes transmission and distribution facilities serving numerous communities across New York State, encompassing approximately 244,000 residential, commercial and industrial customers. NYSEG's 1998 gas revenues were about $306 million with associated gas deliveries of about 61,689 thousand dekatherms. NYSEG's electricity business serves approximately 826,000 residential, commercial and industrial customers in New York.

2. CNGC is a gas utility involved in the purchase, transmission, distribution, sale and transportation of natural gas. CNGC serves approximately 143,300 residential, commercial and industrial customers in 22 Connecticut communities, principally in the Hartford-New Britain area and Greenwich. CNGC's 1998 gas revenues were about $262 million with associated gas deliveries of about 47,725,537 mmBtus.

3. Southern Connecticut is a gas utility involved in the purchase, transmission, distribution, sale and transportation of natural gas. Southern Connecticut delivers natural gas to approximately 158,000 customers in 22 communities in southern Connecticut, including the cities of Bridgeport and New Haven. Southern Connecticut's 1998 gas revenues were about $216 million with associated gas deliveries of about 32,728 thousand dekatherms.

4. Berkshire Gas is a gas utility engaged in the distribution, sale and transportation of natural gas for residential, commercial and industrial use. Berkshire Gas also has an appliance rental division that sells and leases gas burning equipment. Berkshire Gas serves approximately 34,500 residential, commercial and industrial customers in 19 communities in western Massachusetts, including the cities of Pittsfield and North Adams. Berkshire Gas's 1999 revenues were about $45.8 million, with associated gas sales and transportation of 7,880,066 Mcf.

5.     On February 12, 1999 (Release Nos. 35-26976, 70-9369 (1999 SEC LEXIS 312)
and Release Nos. 35-26977, 70-9367 (1999 SEC LEXIS 308)), the Securities and Exchange Commission approved the participation by subsidiaries of Energy East and CMP Group, Inc. in CMP Natural Gas. CMP Natural Gas, a start-up gas business, is currently developing a customer base, and has minimal recorded revenues and few employees.

IV.     GENERAL  STUDY  ASSUMPTIONS
The assumptions, information and data used in this study are based on industry expertise and experience of personnel at Energy East and PHB Hagler Bailly. The Energy East personnel providing input and analyses into this study included employees with experience in all major aspects of utility operations and corporate support. Energy East retained PHB Hagler Bailly to assist in developing this study, relying on the firm's industry experience and independence as an external party. PHB Hagler Bailly is an economic and management consulting firm specializing in the energy industry and has expertise in cost analysis and utility operations. The conclusions of this study represent the combined and independent inputs and analyses of Energy East personnel and PHB Hagler Bailly consultants. The general assumptions applied to develop lost economies follow:

A. The economic losses associated with the spin-off of the NYSEG segment of Energy East's natural gas operations into NewGasCo were quantified, based on an analysis of the work functions, facilities, vehicles, information system and telecommunications, and capital requirements associated with the utility.

B. A comprehensive analysis of the economic losses associated with the CNGC, Southern Connecticut and Berkshire Gas segments was not performed at this time. Examples of economic losses associated with the spin-off of the CNGC, Southern Connecticut and Berkshire Gas segments of Energy East's natural gas operations were identified in part in the accompanying analysis.

C. The economic losses associated with the spin-off of the CNGC, Southern Connecticut and Berkshire Gas segments of Energy East's natural gas operations were assumed to be equal to the savings that will be realized over several years following the integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East.

D. Economic losses were developed in dollar amounts and as a percentage of Total Gas Operating Revenue, Total Gas Operating Revenues Deductions, Gross Gas Income, and Net Gas Income for the spin-off of NYSEG's natural gas operations. Depiction of the economic losses as a percentage of aggregate statistics reflecting the combined NYSEG, CNGC, Southern Connecticut, Berkshire Gas and CMP Natural Gas segments would provide inaccurate and misleading results.

E. The base case, from which economic losses were measured, used 1998 revenue, cost, employee, customer, asset and other data provided by Energy East.

F. NewGasCo would require the organization, employees, facilities and infrastructure to ensure that customers receive appropriate levels of service, that operations be conducted in a safe and reliable fashion, for the company to plan for the future, and for the company to meet industry and functional practices regarding corporate and support services.

1. NewGasCo would have the facilities, equipment, materials and supplies, management and personnel, and information and telecommunications systems to function on a stand-alone basis.

2.     Operating subsidiaries would continue to be managed as independent units.

3. Staffing levels for NewGasCo's field and corporate functions were based on current levels of efficiency and service quality and at a level appropriate for a natural gas company of its size.

4. The various business segments of NewGasCo would share resources when possible, enabling NewGasCo to realize efficiencies in certain functions. Savings would include consolidation of the Board of Director and governance function, shareholder service function, as well as certain other common corporate functions.

G.     Costs  were  developed  on  a  bottom-up  basis.

1. Labor costs were determined using the average labor cost for the relevant job function. The costs of pensions and benefits were then added to the labor cost based on the loading used by Energy East.

2. Non-labor costs included the costs for information systems, telecommunications, field facilities, postage and others. Certain functions were outsourced for the purpose of this analysis when such treatment enhanced cost efficiencies.

H. All economic losses represent the net effect after the allocations to the gas business unit from the combined company have been taken into account.

V.     NEWGASCO  ANALYSIS
The quantification of the impact of a divestiture of the NYSEG segment of Energy East's natural gas business was conducted by the management and staff of Energy East and PHB Hagler Bailly. This quantification addressed the impact of a spin-off of the Energy East's NYSEG segment alone into a stand-alone NewGasCo comprised of Energy East's NYSEG, CNGC, Southern Connecticut, Berkshire Gas and CMP Natural Gas segments. Quantification addressed requirements for organization, staffing levels and labor costs; outside services; buildings and facilities construction and operations and maintenance; furniture and equipment; vehicles; information systems; telecommunications networks; and other costs.


A.     SPECIFIC  ASSUMPTIONS

1.     Labor  Assumptions:

a. The current organizational structures, business practices and levels of efficiency were used as the basis for NewGasCo's organization and staffing levels.

b. Numbers of employees required for NewGasCo were developed using a bottom-up approach, in which each functional area was reviewed to determine the nature of the work performed and the level of effort required to support a stand-alone gas company. Functional managers were interviewed and consulted to determine the appropriate staffing levels.

c. Meter reading and customer service data, such as reads per day and call response, were considered to determine the needed staffing levels to read meters and staff the Call Center for the stand-alone company.

d. Employee benefits were assumed to be similar to the existing levels of benefits. Pensions and benefits were estimated as a percentage of direct labor cost. The pension and benefits percentage excluded any over-funding, which would be credited to the spun-off company on a negotiated basis.

e.     Re-negotiation  of  union  contracts  was  assumed  to  be  minimal.

f. Labor cost increases were determined on a net basis. Labor-related allocations from the combined utility were deducted from the cost of labor for NewGasCo.

g. Labor costs were determined using the average labor costs for employees in each functional area.

2. Board of Director Assumptions: The previously shared Board of Directors would have to be provided on a stand-alone basis to NewGasCo and to NYSEG's remaining electric business.

3. Outside Services Assumptions: Requirements for certain outside services which were conducted jointly on behalf of the combined electric and gas company would have to be provided on a stand-alone basis to NewGasCo and to NYSEG's remaining electric business. Examples of these services include the annual financial audit performed by an independent external auditor, transfer agent services, certain legal services, safety training, and human resource and benefit consulting.

4.     Building,  Facilities  and  Vehicles  Assumptions:

a. Facilities requirements were determined through the analysis of geographic service areas and levels of staffing. A division approach was adopted for NewGasCo, following NYSEG's current field organizational structure. One division was eliminated as no gas customers are located within the bounds of that division.

b. Field office size was determined by building-up requirements from the number of employees. Field offices costs also include furniture, garage and equipment, and parking and paved areas and operations and maintenance costs.

c. Vehicles were determined by building-up requirements of NewGasCo employees. Specialized gas-related vehicles are already assigned to the gas businesses. NewGasCo's incremental vehicle needs were comprised of passenger vehicles and small pick-up trucks.

d. Operations and maintenance costs for facilities and vehicles were based on the NYSEG rates.

5.     Information  Systems  and  Telecommunications  Assumptions:

a. NewGasCo would need to procure the information system (IS) capabilities that it currently receives as part of the combined utility. NewGasCo's information systems would need to support the requirements associated with finance and accounting, human resources, payroll, work management, inventory and purchasing functions, field services, meter reading and customer services. Historically, utilities have constructed information systems themselves to meet their unique requirements. For a stand-alone gas business with less than 300,000 customers, IS needs would more efficiently be procured through licensing agreements associated with software packages. The build-up of NewGasCo's IS costs were based on lease costs for licensed software packages. Labor costs associated with maintaining the IS system and supporting IS users were included in the Labor Cost section of this study. IS costs are net of the related allocations from the combined utility.

b. NewGasCo would need to develop telecommunications capabilities across its various locations and between field office and personnel in the field. These capabilities would include a radio dispatch system that allows communications between the field and dispatch locations, various data circuits, telephone service including 800 service and cellular service, yellow page listings, and internet connectivity. Telecommunications costs are net of the related allocations from the combined utility.

6. Depreciation Assumptions: Annual depreciation was calculated for NewGasCo's incremental buildings and facilities, vehicles and capitalized labor, using NYSEG's depreciation rates. Additionally, depreciation was calculated for additional assets or transfers of assets to the remaining electric business.

7. Other Cost Assumptions: Other costs included in the determination of the total annual cost increase included the increased costs of postage and uncollectibles. Uncollectibles rates for NewGasCo were based on benchmarks for stand-alone gas companies.

8.     Capital  Expenditure  and  Cost  Assumptions:

a. NewGasCo's new capital would consist of: 1) the costs associated NewGasCo's building, facilities, and plant notably field offices, corporate offices and a call center; 2) vehicle purchases; and 3) capitalized labor.

b. The divestiture of NewGasCo was assumed to be a tax-free spin-off to the existing shareholders. This would involve the incorporation of NewGasCo, transfer of gas-related assets to NewGasCo, and distribution of shares to current shareholders.

c. Capital costs associated with NewGasCo were based on the analysis of the capital costs of publicly traded companies which are primarily involved in the business of gas distribution to industrial, commercial and retail customers. This provides a reasonable estimate of the financial conditions which NewGasCo would face as an independent business entity.

d. Statutory returns were used in determining capital costs because they reflect approved regulatory returns. In regulated industries anticipated investor returns will be guided by regulatory returns.

e. The cost of debt for NewGasCo is based on the current yield for 25-year debentures for an investment grade corporation, assuming an investment rating of "BBB+."

f. The spin-off of NewGasCo is based on an asset transfer at the net book value of the existing gas assets attributable to NYSEG's natural gas business plus additional capital expenditures.

g. Working capital costs following divestiture are assumed to be the same as pre-spin-off rates.

9.     Transition  Cost  Assumptions:

a. Transition costs primarily reflect financial transaction costs and professional fees, such as legal fees.

b. Divestiture of NewGasCo would not require redemption of the existing NYSEG mortgage or pollution control bonds. The residual capital base in the remaining electric business would be adequate to satisfy indenture requirements.

c. Divestiture would be structured to avoid material federal or state income tax events. The future tax obligations of NewGasCo and the remaining electric business would be based on the stand-alone future tax obligations of the independent entities and would not be materially effected by the spin-off itself.

d. Investment banking fees related to debt issuance were estimated to be approximately 0.875 percent of the total debt amount. Investment banking fees related to stock issuance were estimated to be 1.5 percent of the total equity issuance amount.

e. Transaction costs associated with recapitalization were included with transition costs. These costs were amortized over 25 years and include the issuance of new debt and common stock for NewGasCo.

B.     ORGANIZATION  OF  NEWGASCO

The organizational structure of NewGasCo reflects the needs of the company in providing service to its customers, in meeting mandatory legal and regulatory requirements and in conducting business following industry and generally accepted business practices. Organizational structure is a primary determinant of the level of staffing for NewGasCo which, in turn, determines labor costs.

In 1998, NYSEG's electric, gas and combined operations accounted for 3,341 employees. Following divestiture, NewGasCo would no longer be able to share staff for various corporate and field functions. Considerable organizational adjustment would be required for NewGasCo, as it would need to ensure that many of the services previously provided jointly with the electric business are now provided on a stand-alone basis. These include adjustments to the field organizations as well as to corporate functions. NYSEG's current structure provided the basic structure for the NewGasCo organization. In addition, management representing each of NYSEG's functional areas were consulted for input concerning the requirements for a stand-alone NewGasCo. Also, experience with utility benchmarks and industry practices were taken into account.

1. Board of Directors. NewGasCo would require a Board of Directors. The Board for NewGasCo would be similar in size and composition to the Board associated with Energy East, which is currently composed of ten Directors.

2. President and Chief Executive Officer. The President and CEO would report directly to the Board of Directors and would be responsible for overseeing the entire NewGasCo. The President and CEO would have five direct reports spanning the following functions: Chief Operating Officer; Chief Financial Officer; General Counsel; Information Systems; and Human Resources.

3. Chief Operating Officer would report directly to the President and CEO and would be responsible for the operating activities of NewGasCo, which would include Corporate Support, Customer Service, Gas Planning and Supply, Field Operations, and Marketing.

a. Corporate Support includes administering the various contracts for services provided to the Company, oversight of the garages and transportation equipment used throughout the Company, managing various facilities and real estate, supporting licensing applications and coordinating material management. In 1998, NYSEG had 98 employees in the Corporate Support function (29 hourly and 69 salaried). NewGasCo would include additional support services currently provided through other NYSEG organizations. These include security, printing and graphics and mail services. In 1998, NYSEG employed 32 people (10 hourly and 22 salaried) in these functions. NewGasCo would require 28 employees to accomplish the Corporate Support function. NYSEG's remaining electric business would need 124 employees to meet the requirements of this function.

b. Customer Service spans a range of customer-oriented services. In 1998, the total employees for the Customer Service department were 294 (220 hourly and 74 salaried employees). The largest component of Customer Service is the Call Center. In 1998, NYSEG's Call Center employed 221 people to answer customer inquiries, assist with service installations and disconnections, respond to billing inquiries, and other customer related issues. The majority of Call Center employees (209) are hourly employees, with the remaining 12 employees performing supervisory and managerial functions. Customer Service is a critical component of a utility's relationship with its customers. State regulators have also developed standards regarding access by customers to the utility for emergencies and for inquiries. NewGasCo would require 68 Customer Service employees, 54 of whom would be employed in the Call Center. NYSEG's remaining stand-alone electric business would need 276 employees to meet electric-only Customer Service requirements, including 210 employees in the Call Center.

c. Gas Planning and Supply involves the procurement of gas supply, the selection of financial instruments to hedge gas prices, the control of the utility's gas infrastructure, the planning for gas infrastructure and construction, and the gas meter shop. In 1998, NYSEG's gas operation had 90 employees (15 hourly and 75 salaried) involved in these functions. These employees would be transferred to NewGasCo.

d. Division Operations refers to the construction and customer activities taking place in the various geographic regions and divisions. NYSEG currently has segmented its operations into 5 regions covering 13 divisions. Each division is responsible for connecting and disconnecting customers, reading meters, constructing facilities and meeting with customers for NYSEG's electric and gas operations. While some functions, such as specialized construction activities, are distinctly assigned to either the gas or electric business, other activities (such as meter reading) are performed jointly for both businesses. Each division is headed by a manager. The divisions are in turn overseen by five Regional Managers. In 1998, NYSEG's division operations employed 2,063 employees, including Regional Managers (1,700 hourly and 363 salaried). Only one division does not have gas customers. Based on the number of gas customers to be served and the customer density of the geographic area, NewGasCo would require 522 employees in its divisions. NYSEG's remaining electric business would require 1,715 employees in its field organization.

e. Marketing and Sales involves the analysis and sales support to address specific customer needs, and to position NewGasCo to retain and acquire customers. In 1998, NYSEG's marketing and sales activities related to natural gas employed 23 people, all of whom were salaried. These employees would be transferred to NewGasCo.

4. The Chief Financial Officer (CFO) function would be responsible for the rates and regulatory, controller, treasury, tax, shareholder services, corporate planning, audit and economic development and public policy functions.

a. Rates and Regulatory involves the development of rates and prices for natural gas services and the regulatory approval of tariffs, as well as certain
issues  associated  with  billing.   In  1998,  NYSEG's  rates  and  regulatory
activities related to natural gas employed 19 people, all of whom were salaried. These employees would be transferred to NewGasCo.

b. The Controller function is responsible for the integrity of the Company's accounting books and records and for preparing various reports and filings. In 1998, the Controller function employed 40 people (17 hourly and 23 salaried). The Controller function would have to be replicated in order to serve two distinct stand-alone companies. NewGasCo would require 10 people to perform the various controller activities. NYSEG's remaining electric business would need 35 people to meet its controller requirements.

c. Treasury involves the management of investments, cash and disbursements, as well as financial planning. In 1998, NYSEG's treasury function employed 35 people (20 hourly and 15 salaried). The treasury function would have to be replicated in order to serve two distinct stand-alone companies. NewGasCo would require 5 people to perform the treasury activities. NYSEG's remaining electric business would need 30 people to meet its treasury requirements.

d. The Tax function involves the preparation of income and property tax submissions. In 1998, NYSEG's Tax organization employed 14 people (3 hourly and 11 salaried). the Tax function would have to be replicated in order to serve two distinct stand-alone companies. NewGasCo would require 4 people to perform the tax activities. NYSEG's remaining electric business would need 12 people to meet its tax requirements.

e. Shareholder Services involves tracking and maintaining communications with equity holders and the transfer agency function. NYSEG with Chase Mellon currently acts as its own transfer agent. In 1998, the Shareholder Services function employed 7 people (4 hourly and 3 salaried). NewGasCo would require 2 people to perform the Shareholder Services function, who would coordinate with an outsourced transfer agent. NYSEG's remaining electric business would need 7 people to continue its shareholder services function.

f. Corporate Planning and Budgets involves the analysis and projection of the Company's actual and budgeted (capital and operations and maintenance) financial state. This function typically is involved with various special projects. In 1998, NYSEG employed 32 people (4 hourly and 28 salaried) in this function. NewGasCo would require 5 people to perform corporate planning and budgets activities. NYSEG's remaining electric business would need 28 people to meet this requirement.

g. Audit involves the management and coordination of the annual financial audit performed by an independent audit firm. The audit function and the associated certification from the independent audit firm are mandatory for public companies. In 1998, NYSEG's Audit organization employed 12 people (1 hourly and 11 salaried). NewGasCo would require 4 people to perform audit activities. NYSEG's remaining electric business would need 11 people to meet its audit requirements.

h. Economic Development and Public Policy is responsible for area and business development, coordination with state and regional economic development programs, as well as the tracking and analysis of regulatory and legislative initiatives. In 1998, NYSEG's Economic Development and Public Policy organization employed 24 people, all of whom were salaried. NewGasCo would require 6 people to perform this function. NYSEG's remaining electric business would need 21 people to perform the economic development and public policy function.

5. General Counsel is responsible for all aspects involving legal compliance and/or risk. This function performs legal services itself and manages specialized outside counsel. In 1998 NYSEG employed 9 people in Legal Services, all of whom were salaried. NewGasCo would require 3 legal employees to meet ongoing legal requirements, but would need to outsource larger and more specialized cases to outside counsel. NYSEG's remaining electric business would need 8 people to meet its requirements for legal services.

6. Information Services is responsible for the development and maintenance of the full range of information systems and telecommunications networks. This function includes various managers and staff responsible for application development, infrastructure standards, security, user training, and the telecommunication network. In 1998 NYSEG employed 125 people in Information Services (19 hourly and 106 salaried). NewGasCo would require 22 employees in Information Services. NYSEG's remaining electric business would need 114 people to meet its information services requirements.

7. Human Resources includes labor relations, organizational development, training, the development of compensation and benefits plans, ensurance of compliance with employee-related regulations and maintenance of employee-related information systems. The size of the Human Resources department is typically related to the size of the Company. In 1998 NYSEG employed 46 people in Human Resources, all of whom were salaried. NewGasCo would require 11 employees in Human Resources. NYSEG's remaining electric business would need 40 people to meet its human resources requirements.

C.     ANNUAL  COST  INCREASES

The incremental annual costs associated with divesting the NYSEG natural gas segment of Energy East is shown in Table V-2.



TABLE V-2
ANNUAL COST INCREASES TO GAS COMPANY
=================================================
Labor Costs                           $ 9,525,980
------------------------------------  -----------
Pension and Benefits                  $ 3,619,872
------------------------------------  -----------
Board of Directors                        270,000
------------------------------------  -----------
Outside Services                      $ 2,346,005
                                      -----------
Building and Facilities O&M           $   429,463
                                      -----------
Vehicles and Equipment O&M            $    62,772
                                      -----------
Information Systems                   $ 2,380,999
                                      -----------
Telecommunications                    $ 2,532,930
                                      -----------
Depreciation                          $   365,037
                                      -----------
Postage                               $   563,836
                                      -----------
Uncollectables                        $ 1,398,969
Total Annual Cost Increase            $23,495,863
====================================  ===========

1. Labor costs represent the largest single cost increase resulting from the spin-off of NewGasCo.

a. The spin-off of NewGasCo would require the duplication of many job activities that were jointly provided to both NYSEG's electric and gas businesses. These jobs fall into five categories:

i. Division Operations involves field activities that were jointly performed for both the electric and gas businesses. These include meter readers, field service representatives, customer service representatives, engineering, construction, energy delivery and various administrative and supervisory functions. NewGasCo would need to ensure it could perform each of these functions at a level to ensure continued quality service to its customers. An analysis of each function was conducted to determine the number and classifications of employees that would be needed by NewGasCo,. The number of additional employees needed for NYSEG's remaining electric business was also determined.

ii. Corporate Functions reflect a range of supporting and administrative activities. Included in this category are support to operating divisions, the provision of centralized services across the company, and planning and management to ensure continuity across the company and compliance with requirements for the corporation. An analysis of each corporate function was conducted to determine the number and classifications of employees that would be needed by NewGasCo, as well as for the NYSEG's remaining electric business.

iii. Call Center is a critical area of centralized support responsible for interaction with customers in matters of new service, disconnections, billing, inquiries. The Call Center is also responsible for scheduling appointments with customers. NewGasCo would have to build a call center, install telecommunications and customer information system capabilities, and staff the call center. (The costs associated with facility construction are discussed under Facilities and Vehicles. The costs associated with telecommunications and customer information systems are discussed under Information Systems and Tele-communications.) Staffing requirements alone are considerable. Based on call center demand and requirements and input from NYSEG's current call center personnel, a stand-alone NewGasCo call center would require about 54 employees. A stand-alone call center for NYSEG's remaining electric business would require about 210 employees.

iv. Gas Supply & Planning refers to the functions associated with planning, financing and supplying gas across NewGasCo's system. The employees associated with this function are currently dedicated to Energy East's gas business and will be transferred to NewGasCo. Therefore no additional employees will be required to fulfill the requirements associated with this function.

v. Board of Directors were previously shared by NYSEG's electric and gas businesses. NewGasCo would be required to acquire its own Board. The cost of NYSEG's current Board would be assigned to the remaining electric business.

b. The number of incremental employees needed by NewGasCo to meet the business requirements and the associated incremental labor costs are shown in Table V-3. The incremental labor costs have netted out any allocations made by the combined utility to the gas business unit. Pensions and benefits were added to incremental labor cost based on the pension and benefit percentage loading used by NYSEG.


                                       TABLE V-3
                           SUMMARY OF INCREMENTAL LABOR COSTS
=======================================================================================
LABOR                                INCREMENTAL  INCREMENTAL     PENSION &     TOTAL
CATEGORY                              EMPLOYEES    LABOR COST      BENEFITS     COST
===================================  ===========  ============  ==========  ===========
Division Operations                          120  $  6,885,000  $2,616,300  $ 9,501,300
-----------------------------------  -----------  ------------  ----------  -----------
Corporate Functions                            2       220,847      83,922      304,769
 Support Services                             11  $    416,134  $  158,131  $   547,265
 Customer Services (excluding Call
    Center)                                    6  $    400,026  $  152,010  $   552,036
 Chief Financial Officer                      10  $    506,084  $  192,312  $   698,396
 Information Services                          5  $    312,074  $  118,588  $   430,662
 Human Resources                               5  $    524,983  $  199,493  $   724,476
 Marketing, Sales and Pricing                  0            --          --           --
 Economic Development and Policy               2  $    142,016  $   53,966  $   195,982
 Shareholder Services                          1  $     49,466  $   18,797  $    68,263
 Legal                                         2  $    139,850  $   53,143  $   192,993
-----------------------------------  -----------  ------------  ----------  -----------
Call Center                                    3  $    135,587  $   51,523  $   187,110
-----------------------------------  -----------  ------------  ----------  -----------
Gas Planning & Supply                          0            --          --           --
-----------------------------------  -----------  ------------  ----------  -----------
Board of Directors                             9  $    270,000          --  $   270,000
Total                                        176  $  9,795,982  $3,619,873  $13,415,855
===================================  ===========  ============  ==========  ===========


c. NewGasCo's staffing was also benchmarked against other stand-alone gas companies on the basis of customers per employee, a generally accepted measure of efficiency. NewGasCo is compared to other gas companies in Table V-4.


                                    TABLE V-4
                      COMPARISON OF CUSTOMERS PER EMPLOYEE
=====================================================================
                                 NUMBER OF
                                DISTRIBUTION  NUMBER OF   CUSTOMERS
GAS UTILITY                      CUSTOMERS    EMPLOYEES  PER EMPLOYEE
============================================  =========  ============
Corning Natural Gas                   14,100         72         195.8
------------------------------  ------------  ---------  ------------
Filmore Gas Company                      906          7         129.4
------------------------------  ------------  ---------  ------------
CTG Resources                        140,411        611         229.8
------------------------------  ------------  ---------  ------------
Yankee Energy Systems                180,476        673         268.2
                                ------------  ---------  ------------
Southern Connecticut Gas             148,273        532         278.7
                                ------------  ---------  ------------
Washington Gas Light                 798,739      2,484         321.6
                                ------------  ---------  ------------
Boston Gas                           515,218      1,532         336.3
                                ------------  ---------  ------------
Piedmont Natural Gas                 506,632      1,983         255.5
                                ------------  ---------  ------------
NewGasCo                             243,000        830         292.8
                                ------------  ---------  ------------
NYSEG (estimate)                     243,000        663         366.5
=====================================================================
Source:  Brown's Directory of North American and
International Gas Companies (1999).
=====================================================================

d. NYSEG's level of efficiency is comparable with or exceeds most of the stand-alone companies. As expected, the addition of employees for NewGasCo lowers the efficiency of the gas company compared with its original position. NewGasCo's reduced efficiency would also be a result of divisions with few gas customers and low density, as shown in Table V-5.


                                    TABLE V-5
                               DIVISION COMPARISON
========================================================
NEWGASCO-NY           NUMBER OF  NUMBER OF   CUSTOMERS
DIVISION               METERS    EMPLOYEES  PER EMPLOYEE
====================  =========  =========  ============
Brewster                  1,004          8           126
--------------------  ---------  ---------  ------------
Mechanicville             2,161         12           180
--------------------  ---------  ---------  ------------
Plattsburgh                 938          9           104
--------------------  ---------  ---------  ------------
Geneva                   39,451         68           580
                      ---------  ---------  ------------
Ithaca                   31,831         62           513
                      ---------  ---------  ------------
Auburn                   20,315         43           472
                      ---------  ---------  ------------
Elmira                   32,631         58           563
                      ---------  ---------  ------------
Binghamton               64,468        100           645
                      ---------  ---------  ------------
Oneonta                  13,850         50           277
                      ---------  ---------  ------------
Liberty                   3,093         14           221
                      ---------  ---------  ------------
Lockport                 30,204         59           512
                      ---------  ---------  ------------
Hornell                  14,326         34           421
Total                   254,272       517*           492
====================  =========  =========  ============
*Excludes 5 Regional Managers who oversee the 12 Field
Divisions.
========================================================


2. Outside Services refers to the full range of externally provided services. These services include consulting services, the annual financial audit, benefits planning, transfer agent services and legal services. NewGasCo would need to acquire several outside services if it were spun-off from Energy East. The outside services and the associated costs for these services for NYSEG were reviewed in terms of the types and extent of services which would be needed by NewGasCo. The additional costs associated with outside services for NewGasCo would be $2.3 million.

3. Building and Facilities reflect the incremental operations and maintenance expenses associated with buildings and facilities needed by NewGasCo.

a. NewGasCo would need to construct or lease buildings and associated garages and parking areas for their field operations. NYSEG currently has 13 divisions, each of which have one or more buildings to house field personnel, division supervisory and administrative personnel and vehicles. Currently, one facility in the Binghamton, NY area is dedicated to gas operations, and it is assumed that this building would be transferred to NewGasCo and used as NewGasCo's Binghamton division office. Another NYSEG division does not have gas customers, eliminating the need for a NewGasCo division in that area. Thus, NewGasCo would have to construct or lease 11 buildings for division operations. NYSEG facility managers have found that leasing options may not be available in the geographic locations of the divisions.

b. Corporate offices would also be required for NewGasCo. The size of the corporate offices were determined based on the number of employees that were employed in the corporate facilities.

c. NewGasCo would also have to construct a Call Center, involving physical space and furniture for the Call Center. The Call Center would be located in NewGasCo's corporate facility. The cost for the Call Center was determined on the same basis as Corporate Offices.

d. Building costs were determined on a location-by-location basis, using the number of division employees by job classification as the primary determinant of facilities requirements. Facility costs included office and computer equipment and garage equipment. Operations and maintenance costs covering building maintenance and utility costs were determined based on NYSEG's O&M costs in its division locations.

e. The incremental cost associated with financing building and facility construction is included under Capital Costs; the incremental cost associated with the depreciation of these buildings and facilities is under Depreciation.

f. Building and facility, capitalized equipment and operations and maintenance costs for these buildings are shown in Table V-6. The incremental cost to NewGasCo for the operations and maintenance associated with these buildings and facilities is $429,463 (which is shown on Table V-2).


                                                TABLE V-6
                                BUILDING CONSTRUCTION AND OPERATING COSTS
========================================================================================================
                       NEEDED
FACILITY           BUILDING SIZE          BUILDING AND          CAPITALIZED EQUIPMENT   OPERATING COSTS
LOCATION              (SQ. FT)     FACILITY CONSTRUCTION COST            COST
=================  ==============  ===========================  ======================  ================
Corporate Offices         101,600  $                 5,129,256  $            1,016,000  $      1,259,953
-----------------  --------------  ---------------------------  ----------------------  ----------------
Call Center                 5,940  $                   417,080  $              135,000  $         71,476
-----------------  --------------  ---------------------------  ----------------------  ----------------
Brewster                    2,272  $                   196,047  $               44,000  $         28,559
-----------------  --------------  ---------------------------  ----------------------  ----------------
Mechanicville               3,108  $                   230,003  $               51,000  $         25,040
                   --------------  ---------------------------  ----------------------  ----------------
Plattsburgh                 2,481  $                   198,724  $               45,750  $         24,712
                   --------------  ---------------------------  ----------------------  ----------------
Geneva                     14,812  $                 1,222,468  $              149,000  $        120,687
                   --------------  ---------------------------  ----------------------  ----------------
Ithaca                     13,558  $                   986,295  $              138,500  $         40,172
                   --------------  ---------------------------  ----------------------  ----------------
Auburn                      9,587  $                   721,599  $              105,250  $         73,973
                   --------------  ---------------------------  ----------------------  ----------------
Elmira                     12,722  $                   899,420  $              131,500  $         94,724
                   --------------  ---------------------------  ----------------------  ----------------
Oneonta                    11,050  $                   825,649  $              117,500  $        107,950
                   --------------  ---------------------------  ----------------------  ----------------
Liberty                     3,526  $                   270,871  $               54,500  $         28,002
                   --------------  ---------------------------  ----------------------  ----------------
Lockport                   12,931  $                   875,970  $              133,250  $         93,133
Hornell                     7,706  $                   563,342  $               89,500  $         56,913
-----------------  --------------  ---------------------------  ----------------------  ----------------
Total NewGasCo            201,293  $                12,436,726  $            2,210,750  $      2,025,295
=================  ==============  ===========================  ======================  ================


4. The costs for Vehicles and Equipment refers to the incremental vehicles that would need to be purchased and maintained to meet the requirements of the spun-off gas companies. NewGasCo would require the addition of vehicles that were previously jointly used in NYSEG's division operations. In addition, several incremental vehicles would be required for corporate personnel.

a. Specialized gas operations vehicles and equipment was already assigned to NYSEG's gas business unit and it is assumed that these will be transferred to NewGasCo.

b.     Incremental vehicle requirements will be for passenger vehicles and   ton
pickup trucks, reflecting usage by meter readers and field service representatives. The number of vehicles were derived from the job classification and number of employees.

c. The incremental cost associated with financing vehicle acquisition is included under Capital Costs; the incremental cost associated with the depreciation of these vehicles is included under Depreciation.

d. The incremental number of vehicles needed by NewGasCo, as well as the vehicle acquisition cost and operations and maintenance costs are shown in Table V-7.




                                    TABLE V-7
                            INCREMENTAL VEHICLE COST
===============================================================
                 NUMBER OF
                INCREMENTAL   VEHICLE    INCREMENTAL OPERATING
                 VEHICLES       COST              COST
==============  ===========  ==========  ======================

Binghamton               10  $  195,000  $                6,060
Brewster                  3  $   60,000  $                1,865
--------------  -----------  ----------  ----------------------
Mechanicville             4  $   75,000  $                2,331
--------------  -----------  ----------  ----------------------
Plattsburgh               5  $  105,000  $                3,263
--------------  -----------  ----------  ----------------------
Geneva                    8  $  150,000  $                4,661
                -----------  ----------  ----------------------
Ithaca                    5  $   90,000  $                2,797
                -----------  ----------  ----------------------
Auburn                    8  $  165,000  $                5,127
                -----------  ----------  ----------------------
Elmira                   10  $  195,000  $                6,060
                -----------  ----------  ----------------------
Oneonta                  13  $  255,000  $                7,924
                -----------  ----------  ----------------------
Liberty                   8  $  165,000  $                5,127
                -----------  ----------  ----------------------
Lockport                  7  $  135,000  $                4,195
                -----------  ----------  ----------------------
Hornell                   8  $  150,000  $                4,661
Corporate                14  $  280,000  $                8,701
Total NewGasCo          101  $2,020,000  $               62,772
==============  ===========  ==========  ======================


5. Information Systems and Telecommunications reflect the replacement of infrastructure that were provided by Energy East relating to computing and connectivity. NewGasCo would have to acquire sufficient information system and telecommunications capabilities to operate effectively on a stand-alone basis.

a. Information systems capabilities would need to address fundamental business applications, industry practices and regulatory requirements. Specialized gas business applications, such as the System Control and Data Acquisition (SCADA) system are already assigned to NYSEG's gas business and it is assumed the related hardware and software would be transferred to NewGasCo. In determining the incremental cost of information systems to NewGasCo, information systems managers and specialists were consulted for input. The most efficient cost approach was used. For NewGasCo, this would involve the licensing of pre-packaged, multi-purpose software as opposed to in-house development. The licensing costs associated with several software packages capable of supporting NewGasCo's needs were reviewed. The total incremental cost for NewGasCos information systems would be about $2.4 million, including the net effect of allocations from the combined utility.

(i) NewGasCo would need a full suite Enterprise Resource Planning (ERP) system which would cover its accounting, human resource, payroll, work management, inventory and purchasing needs.

(ii) A Customer Information System (CIS) would also be required which would store and allow access to customer records, be integrated with customer billing and be used extensively by Call Center personnel.

(iii) NewGasCo would also need Field Service Systems and Meter Reading System software packages.

b. NewGasCo's telecommunications costs involve to the connectivity across the company and between field operations and dispatch locations.

(i) Radio dispatch system is a critical component of utility operations. Commercially available mobile communications networks, such as work crew radio services offered by NexTel, are not available throughout NYSEG's or NewGasCo's service territory. The cost for radio dispatch for NewGasCo was determined by reviewing a lease proposal from Motorola for this service. This approach is considerably more economical than construction of a radio dispatch facility, which would include tower construction and attachments across New York State. The annual cost of a leased radio dispatch system covering NewGasCo's service area would be approximately $2.7 million.

(ii) Access to dialtone, 800 services, cellular service and leasing and maintenance for telephone systems.

(iii) Various data and supervisory circuits and network supervisions for NewGasCo.

(iv) Other telephone costs, such as yellow page publishing costs and internet-related cost.

(v) As a lower volume user than the combined NYSEG, NewGasCo would receive a reduced discount on various telephone contracts.

(vi) Netting the effect of telecommunications costs being directly charged to the gas business or charged on an allocated basis, the incremental telecommunications cost to NewGasCo would be $2,532,930.

6. Depreciation cost increases result from the addition of buildings and facilities, furniture, computer equipment, vehicles, and garage equipment required by the stand-alone NewGasCo. Regulatory approved depreciation rates were applied to each of the asset values to determine annual depreciation costs. The incremental depreciation for NewGasCo would be about $365,037.

7. Postage cost increases would result from the duplication of bill mailings associated with NYSEG's current combined gas and electric customers. Postage costs were calculated using a $.01 volume discount. In 1998, NYSEG had almost 190,000 customers who received both gas and electric service. The increased cost of postage to NewGasCo would be $563,836.

8. Uncollectibles represents an area of increased costs in a stand-alone gas company scenario. Benchmark data indicates that uncollectibles are generally lower for a combined utility than for a stand-alone gas company. NYSEG's current uncollectible rate for its combined utility is less than one percent. The level of incremental uncollectible cost was determined through the review of benchmark data. Uncollectible cost increases are estimated to be $1.4 million.


D.     CAPITAL  COST  INCREASES

The capital cost for the potential spin-off will increase as a result of increased cost of equity and debt.

1. The cost of equity for NewgasCo will be higher than the current cost of equity capital for Energy East's natural gas business. This increased cost reflects the higher risk of operating an independent business. The cost of equity capital for NewGasCo was estimated by determining the median regulatory equity cost of comparable publicly-traded stand-alone gas utilities, as reported by Bloomberg Financial Services.

2. The cost of debt for NewGasCo will also be higher than the cost of debt of the natural gas business unit under Energy East. NewGasCo is not likely to finance debt at the same cost as NYSEG. It is assumed that NewGasCo would not have access to tax exempt pollution control bonds and preferred stock securities, but will rely on corporate debentures. It was assumed that the borrowing costs for NewGasCo will be approximately 1.6 percent higher than for NYSEG.

3. A comparison of the costs of equity, debt and the weighted average cost of capital (WACC) is shown for Energy East and NewGasCo in Table V-8. The weighted average cost of capital comparison reflects the net capital cost once both the effects of leverage and the tax deductibility of interest expense have been considered.


                                    TABLE V-8
                              CAPITAL COST COMPARISON
============================================================
                                       NEWGASCO    INCREASE
                         ENERGY EAST              (DECREASE)
=======================  ============  =========  ==========
CAPITAL COST COMPONENTS
Cost of Equity                 11.20%     11.83%       0.63%
Cost of Debt                    6.37%      7.97%       1.60%
WACC PARAMETERS
=======================
Debt Financing                 52.80%     52.80%       ----
Tax Rate                       35.00%     35.00%       ----
=======================  ============  =========  ==========
WACC                            7.47%      8.32%       0.84%
=======================  ============  =========  ==========


4. The total impact of the lost economies due to capital costs is captured by (1) the increase in the NewGasCo WACC shown above and (2) new equity and debt financing at NewGasCo's higher cost resulting from the new capital expenditures discussed in an earlier section. The impact of these two incremental financial costs is shown in Table V-9. The impact of capital costs on NewGasCo lost economies is approximately $5.5 million per year, $4 million of which is attributable to higher capital costs and $1.5 million of which is attributable to new capital financing requirements.


                                    TABLE V-9
                        TOTAL CAPITAL COST LOST ECONOMIES
============================================================================
                                           EQUITY       DEBT     TOTAL COST
=======================================  ==========  ==========  ===========
Resulting From Increase in Capital Cost  $1,412,794  $2,610,129  $ 4,022,922
=======================================  ==========  ==========  ===========
Resulting From New Capital Expenditure   $  988,382  $  484,230  $ 1,472,613
=======================================  ==========  ==========  ===========
Total                                    $2,401,176  $3,094,359  $ 5,495,535
=======================================  ==========  ==========  ===========



5. In addition, Energy East's remaining electric business would incur $509,082 in increased capital costs as a result of the spin-off.


E.          TRANSITION  COST  INCREASES

The divestiture of Energy East's natural gas business into a stand-alone NewGasCo would be a complex legal and financial undertaking that would involve substantial transition costs. These costs would include legal and financial advisory fees, investment banking fees, and the services of independent accountants, actuaries and other consultants. Transition costs were determined based on the fee schedules for the professional services identified above, costs incurred in other divestitures and input from Energy East financial managers.

Total transition costs are estimated at $264,415 per year illustrated in the Table V-10.


                                 TABLE V-10
                              TRANSITION COSTS
==============================================
                     TOTAL COSTS   ANNUALIZED
===================  ============  ===========
Legal Fees           $    750,000  $    30,000
-------------------  ------------  -----------
Debt Issuance        $  2,199,582  $    87,983
-------------------  ------------  -----------
Stock Issuance       $  3,370,788  $   134,832
-------------------  ------------  -----------
Benefits Consulting  $     40,000  $     1,600
                     ------------  -----------
Consulting Support   $    250,000  $    10,000
Total                $  6,610,370  $   264,415
===================  ============  ===========


F.     ADDITIONAL  LOST  ECONOMIES

In addition to the economic losses associated with the NYSEG segment of Energy East's natural gas business, additional economic losses associated with the divestiture of Energy East's CNGC, Southern Connecticut and Berkshire Gas segments would be likely. However, a quantification of the economic losses associated with the CNGC, Southern Connecticut and Berkshire Gas segments of Energy East was not performed at this time. Cost savings associated with the spin-off of these segments from Energy East likely will be realized over years following integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East. These potential cost savings translate into lost economies if the acquisitions of CNGC, Southern Connecticut and Berkshire Gas were not completed. Experience with various mergers in the electric, gas and telecommunications industries indicates that merger-related savings typically can be significant. NewGasCo is likely to realize savings in the following areas:

1.     Corporate  governance  costs,  such as the cost associated with Corporate
Secretaries  and  certain  Board  of  Director  related  expenses.

2. Certain corporate functions likely will be consolidated following the acquisitions of CNGC, Southern Connecticut and Berkshire Gas by Energy East. These include various financial, accounting, treasury and corporate planning functions.

3. Shareholder services and transfer agency function will not be required for multiple entities.

4. Cost of capital savings are anticipated to accrue as CNGC, Southern Connecticut and Berkshire Gas operations receive equity and debt financing through Energy East.

5. Uncollectibles cost, as indicated in benchmark data, are greater for stand-alone gas companies than for combined utilities. Energy East will apply best industry practices to reduce the uncollectible rates for CNGC, Southern Connecticut and Berkshire Gas.

6. Operational efficiencies and the associated savings are derived from several factors, including the degree of operational consolidation and the deployment of improved practices in areas such as construction, manpower planning, gas supply, and customer service. Energy East plans to manage CNGC, Southern Connecticut and Berkshire Gas as independent operating units, which minimizes efficiency gains caused by operating staff consolidation. However, Energy East will apply best industry practices to these areas of CNGC, Southern Connecticut and Berkshire Gas to achieve savings in operating costs.

7. Outside services would be rationalized following the integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East. These savings include reductions in certain areas of consulting and legal support.


Savings resulting from the integration of CNGC, Southern Connecticut and Berkshire Gas into Energy East likely will be achieved over the course of several years. The full extent of savings is dependent on several factors, including the size and cost structures of the organizations involved, as well as the anticipated levels of operational integration. Experience gained from previous merger and acquisition activities in utilities and telecommunications in the last several years has indicated that annual cost savings can be substantial.

Energy East has not quantified the savings associated with the acquisition of CNGC, Southern Connecticut and Berkshire Gas, and hence the economic losses associated with the spin-off of these segments. Assuming that Energy East would be required to spin-off its CNGC, Southern Connecticut and Berkshire Gas segments subsequent to an approved acquisition, the economic losses associated with that action would be in addition to the considerable economic losses resulting from the spin-off of the natural gas portion of Energy East's NYSEG segment.


G.      TOTAL  LOST  ECONOMIES
Summing the quantified portion of increased annual costs, increased capital costs and amortized transition costs yields total lost economies of about $29.3 million per year. Recovery of the foregoing lost economies in a general rate proceeding would also require an increase to recover income taxes associated with the lost economies. This effect would result from additional income tax requirements associated with the equity-financed portion of additional assets and the taxes associated with the incremental equity costs associated with the asset base transferred from Energy East to NewGasCo. Incremental income taxes would be $1.2 million. The total quantified impact on the revenue requirements of NewGasCo would be $30.5 million. This quantified portion reflects only the economic losses associated with a spin-off of Energy East's existing NYSEG natural gas segment into a stand-alone company together with Energy East's CNGC, Southern Connecticut, Berkshire Gas and CMP Natural Gas segments.

VI.     OTHER  CUSTOMER  IMPACTS

In addition to the foregoing lost economies relating to NewGasCo and potentially its customers, customers of NewGasCo will experience other impacts.

A. Under a spin-off scenario, NYSEG customers who received combined electric and gas services would have to incur additional costs in check writing and postage. At year-end 1998, NYSEG provided combined electric and gas service to 190,000 customers. These customers would have to mail two payments to two separate utilities, at a cost of approximately $754,000.

B. CMP Natural Gas is a start-up venture targeting the greater Portland, ME market. CMP Natural Gas will provide customers with access to natural gas and an alternative to other energy providers. By itself, NewGasCo may not be able to finance the CMP Natural Gas start-up, which would remove CMP Natural Gas from the Maine market.

C. Several non-quantifiable impacts would also result from the spin-off of Energy East's natural gas business.

1. Although customer choice is important in the emerging energy market, a segment of customers prefer to deal with one utility instead of two.

2. Customers will have to provide additional access to meters and other facilities to two utilities instead of one.

VII.     EFFECT  ON  REMAINING  ELECTRIC  CUSTOMERS

Divesting Energy East's natural gas businesses will also have an effect on remaining Energy East business and customers. Specifically, many of the costs that were shared between NYSEG's gas and electric businesses would have to be assigned to one business or the other. In most cases, because NYSEG's electric business is significantly larger than its gas business (approximately 817,000 electric customers at year-end 1998, compared with about 243,000 gas customers), most of the facilities and infrastructure associated with the jointly provided services would remain with the electric business. Cost previously allocated to the gas business would be incurred by the electric business resulting in increased costs. The increased costs are the result of:

A. Increased labor costs resulting from the elimination of shared job functions in division operations, corporate services, call center and corporate governance.

B. Increased outside service costs resulting from the elimination of the allocation of costs associated with services such as benefits planning and audit.

C. Increased building and facilities costs as sharing of facilities with the gas business would be eliminated.

D. Increased vehicles and equipment cost resulting from additional vehicle purchases required for meter readers and field service representative supporting the electric business.

E. Increased information systems costs as sharing of IS with the gas business would be eliminated.

F. Increased telecommunications costs, notably with regard to the elimination of joint usage of radio dispatch.

G. Increased depreciation costs reflecting the transfer of previously common assets to the electric business.

H. Increased postage costs since the electric business would be required to mail individual bills to its customers.

The total increased cost to NYSEG's remaining electric customers is shown in Table V-11.


            TABLE V-11
ANNUAL COST INCREASES TO ELECTRIC BUSINESS
==========================================
Labor Costs                    $ 5,401,368
                               -----------
Pension and Benefits           $ 2,052,520
                               -----------
Outside Services               $ 1,257,170
                               -----------
Building and Facilities Costs  $ 1,275,021
                               -----------
Vehicles and Equipment         $     7,613
                               -----------
Information Systems            $ 1,819,001
                               -----------
Telecommunications             $   136,981
                               -----------
Depreciation                   $   321,954
                               -----------
Postage                        $   167,469
Capital Costs                  $   509,082
Board of Directors             $    30,000
Total                          $12,978,180
=============================  ===========

Energy East's remaining electric business would also experience an increase in income taxes of $200,112. Including the income tax impact, the total lost economies for Energy East's remaining electric business would be $13,178,292.